[ING FUNDS LOGO]

April 18, 2011

VIA EDGAR

Mr. Jeffrey A. Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	ING Partners, Inc. (on behalf of ING Global Bond Portfolio)
File No. 333-32575; 811-08319

Dear Mr. Foor,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to Kristen Freeman on April 8. 2011 in connection with the proxy statement (the “Proxy Statement”) that was filed on March 29, 2011 by ING Partners, Inc. (the “Registrant”) on behalf of ING Global Bond Portfolio (the “Portfolio”).  Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.               Comment:  In Proposal One, on Pages 5 and 12, please correct the typographical errors in the amount of the investment advisory fees listed.

Response:  The Registrant has revised the disclosure in response to this comment.

2.               Comment:  In the section of Proposal One entitled, “ING IM’s Performance on a Substantially Similarly Managed Fund and the Performance of the Portfolio,” please disclose whether the sub-adviser manages any accounts with investment objectives, policies and strategies substantially similar to that of the Portfolio other than the Similar Fund.  If the sub-adviser does manage other such accounts, the performance of these accounts should be included in the performance table or the Registrant should disclose why the exclusion of those assets would not be materially misleading.

Response:  The sub-adviser does not manage any accounts with investment objectives, policies and strategies substantially similar to that of the Portfolio other than the Similar Fund.  The Registrant has revised the disclosure in response to this comment.

3.               Comment: In the section of Proposal One entitled, “ING IM’s Performance on a Substantially Similarly Managed Fund and the Performance of the Portfolio,” the performance of the Portfolio should not be included in a comparable fund performance table.  Please remove the Portfolio’s performance from this table and include it elsewhere in a place no less prominent.

Response:  The Registrant believes that the inclusion of the performance of the Portfolio when managed by OppenheimerFunds, Inc. provides shareholders with important information relevant for shareholders when determining whether to approve the sub-advisory agreement.  To address the Staff’s concerns, the Registrant has included the past performance of the Portfolio in a manner that conforms with the Portfolio’s prospectus in an earlier section of the Proxy Statement.

4.               Comment: In the section of Proposal One entitled, “ING IM’s Performance on a Substantially Similarly Managed Fund and the Performance of the Portfolio,” with respect to performance, please provide either all calendar years and the One, Three and Since Inception average annual total returns or, alternatively, provide only the One, Three and Since Inception average annual total returns.

Response: The Registrant has revised the disclosure in response to this comment.  The table now provides performance for all calendar years in which the Similar Fund was in operation as well as the One, Three and Since Inception average annual total returns.  In addition, as noted above, the Registrant has included the past performance of the Portfolio in a manner that conforms with the Portfolio’s prospectus in an earlier section of the Proxy Statement.

5.               Comment: In Proposal One, the proxy discloses that the estimated additional management fee waiver for the Portfolio is 0.02%.  Page 15 of the Proxy Statement indicates that the adviser has agreed, through at least May 1, 2012, to share 50% of the savings it receives because the sub-advisory fee payable to ING IM is lower than the fee previously payable to OppenheimerFunds, Inc.  Please confirm that both statements are accurate and inform the Staff how the 0.02% savings was calculated.

Response: The Registrant hereby confirms that both statements are accurate.  Under the prior sub-advisory agreement with OppenheimerFunds, Inc., the assets of the Portfolio were combined with the assets of ING Oppenheimer Global Strategic Income Portfolio for purposes of calculating the sub-advisory fee of the Portfolio.  In addition, the Portfolio was subject to a fee waiver with respect to the Portfolio’s assets invested in the Oppenheimer Master Loan Fund.  Based on the prior sub-advisory agreement, the related fee wavier and the combined assets under management, the effective sub-advisory fee for the Portfolio was 0.22%. If the proposed ING IM sub-advisory agreement is approved by shareholders, ING IM has agreed to waiver a portion of the sub-advisory fee such that the net sub-advisory fee will be equal to 0.18%.  Consequently, the Adviser will save 0.04% due to the change in sub-adviser, assuming stable asset levels.  The Adviser has agreed to share half of the savings, which is 0.02%, again assuming stable asset levels.

6.               Comment: In Proposal One, as per Item 22(c)(11) of Form N-1A, please disclose whether the Board of the Registrant relied upon comparisons of the services to be rendered and the amounts to be paid under the proposed sub-advisory contract with those of other sub-advisory contracts.

Response: The Registrant has revised the disclosure in response to this comment.

7.               Comment:  Please provide the usual Tandy representation.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Very truly yours,

/s/Kristen Freeman
Kristen Freeman
Counsel
ING U.S. Legal Services

2

Attachments
cc:	Huey P. Falgout, Jr., Esq.
Directed Services LLC
Jeffrey S. Puretz, Esq.
Dechert LLP

3

Attachment A

April 18, 2010

VIA EDGAR

Jeffrey A. Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	ING Partners, Inc. (on behalf of ING Global Bond Portfolio)
File Nos. 333-32575; 811-08319

Dear Mr. Foor:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP